INVEST IN VIRZOOM

The future of fitness, with over $12M invested and more than 150,000 users.

PITCH VIDEO   INVESTOR PANEL


VIRZOOM
FROM THE TEAM THAT BUILT
ROCK BAND
&
GUITAR HERO

virzoom.com   Massachusetts MA

Technology | Entertainment | Software | Social Impact | B2C

LEAD INVESTOR

Rajeev J Surati   Angel Investor

I have worked in the VR industry since the late 90s and early 2000s. I have made successful sentinel investments in instant messaging, synthetic biology, photosharing, web applications infrastructure, and connected fitness. Connected Fitness on VR is a killer app for the VR industry. Virzoom as an investment represents a culmination of great differentiated IP allowing users to navigate the world effortlessly as they exercise, great implementation and great market timing as this application crosses over into the mainstream on the Oculus Platform.

Invested $5,000 this round & $23,000 previously

Learn about Lead Investors

OVERVIEW   UPDATES 50   WHAT PEOPLE SAY 224   ASK A QUESTION 45

Highlights

1. The original VRfitness company. Founded in 2015 by a team with 36 years of VRfitness experience.
2. Developed by the team behind Guitar Hero ($1B rev), Rock Band ($2B rev), and Dance Central ($50M rev).
3. Named one of the World's Most Innovative Companies by FastCompany.
4. Active members grew 5x and Accounts grew 6x after Oculus Quest store launch in Q2 2021.
5. Recurring revenue with 93% gross margins.
6. Product effectiveness scientifically proven by Brunel University London & University of Exeter.
7. IDC: Worldwide AR/VR spending forecast to grow from $12.0 billion 2020 to $72.8 billion in 2024.

Our Team



Eric Janszen   Co-founder and CEO

CEO of two VC-backed companies, EIR Trident Capital and Managing Dir Osborn Capital. Osborn achieved 9 liquidity events including two IPOs and acquisitions by Cisco, Nortel, Microsoft, and EMC. Inventor, investor, published author, and Avid cyclist.

> I'm a cyclist and tech industry CEO, inventor, and investor. My co-founder & CTO is a world-class engineer, specialized in physical video games. We teamed up in 2014 to use VR to solve a fitness motivation problem for millions of consumers. Now we're launching our 4th generation product.



Eric Malafeew   Co-founder and CTO

MIT Master's Degree and B.S. Virginia Tech. 20+ years in the video games industry. Technical director or lead systems programmer at HMX on Guitar Hero, Rock Band, and Dance Central. Responsible for all VirZOOM product design and development.



Jason Warburg   Chief Product Officer

20+ years of games industry experience in design, production, QA, build engineering, and technical art on multiple titles including Guitar Hero and Rock Band. Responsible for VirZOOM product design and development.

SEE MORE

Pitch

INTERACTIVE & IMMERSIVE VR FITNESS

We solve a huge fitness motivation problem for consumers in a way that's never been solved before. We've harnessed the immersive power of VR to create a lasting solution for thousands of consumers today, and millions once VR becomes commonplace. Only VirZOOM lets you move through virtual worlds under your own power much like in the real world.

Our thousands of customers use body motion to travel the globe alone or with friends—using 10 million miles of Google Street View to travel to some of the most breathtaking places on Earth. They explore, fly, battle, and play in VR and as they do they get the exercise they need that they've never gotten before. Not the latest exercise gimmick. The future of fitness.

"A sun-kissed mountain peak beckons me ... I glance to both sides, taking in views of serene waters mingling with grassy fields. What are those white dots in the distance? Ahh, sheep!

But I've had enough of Westfjords, Iceland, today, so I opt for a change of scenery — and settings. Within a few seconds, I'm tooling along a leafy section on Capitol Hill in the District, whizzing past red-brick rowhouses and every car in sight.

Al least [with VirZOOM] that's what it feels like.

- The Washington Post

"A new category of gaming ... Users pedal in order to move around the games' different settings, which include traditional cycling terrain, racing an Formula 1 car and even riding on the mythical Greek flying horse Pegasus."

- CNN

BUILT BY THE TEAM BEHIND

ROCK BAND	GUITAR HERO	DANCE CENTRAL
40M USERS $2B IN REVENUE	18M USERS $1B IN REVENUE	2.5M USERS $50M IN REVENUE

NOW ON FACEBOOK'S OCULUS QUEST

"Looks like VirZOOM 'broke the cycle' of stationary biking boredom 🔥"

- oculus


oculus
from facebook
facebook
gaming

In 2021 we launched on the highly curated Facebook Oculus Quest store. VZfit for Oculus Quest is a revolutionary fitness solution that combines dynamic body movements with the power of Google Street View in VR. Our goal is to use groundbreaking technology to allow our users to enjoy a wide variety of fun and challenging activities in VR while getting fit.


VZfit - Our Mission
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OUR MISSION


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VZfit, our VRfitness app, quickly became a leader in Facebook's VRfitness offering after we launched it for millions of Oculus users. Our ground-breaking technology transports you into VR worlds where you engage in activities you could previously only dream of. You react to AI and real people in the world around you and they react to you. You are excited and active. Exercise is a bi-product.

COVID-19 accelerated demand for in-home fitness solutions, and thousands of consumers have discovered VZfit. It brings the outdoors indoors. Play alone or with friends and family. Eventually, the pandemic will end, but the need for ways to stay fit and connected with others will remain.

"The onset of COVID-19 rapidly accelerated the workout-from-home trend, which had been building slowly for years... Americans have been forced to figure out how to exercise differently as gyms closed and remote and virtual work set in. Virtual fitness accelerated a decade in a matter of weeks."

-FORTUNE



"So I saddled up ... adjusted my headphones, and suddenly found myself astride a white, winged stallion... you really did need to see for yourself. I could never have imagined this would be a pleasant way to work out. But here I was, pumping away without even realizing I was moving my legs. My thoughts were exclusively about preventing my sweet Pegasus from plummeting to his death... If VR fitness can do anything, it can make you stop counting down the minutes of a workout.

-FAST COMPANY

WE ARE GROWING FASTER THAN EVER

In 2018, we launched VirZOOM on WeFunder.

Since then, over 160,000 customers have used VZfit to improve their health and we've received countless rave reviews on our ***Facebook User Group***. Our patented VRfitness technology gives our customers the unique ability to move through the world under their own power to deliver a groundbreaking experience that has made us a leader in the VRfitness marketplace.

Today, we're back for another round of funding to support our growth. We've grabbed hold of the market, secured high-profile partnerships, and are well on our way to defining the post COVID-19 "New Normal."

Join us for the ride!

"[With VZfit] 20 minutes have flown by and I haven't even noticed"

-Men'sFitness

"Last night I flew on a winged horse in a magical land, piloted a helicopter through a peril-filled river canyon, rode a horse in an old West stampede, and blasted tanks in a desert landscape. Oh, and I burned a few hundred calories too, all from a stationary bike in my bedroom.

The best part?

I barely noticed I was working out.

The game is VZfit by Virzoom, and you play it on Oculus Quest."

- Forbes

150,000 USERS ACROSS 50+ COUNTRIES

There's a surging need for home fitness solutions right now, as consumers are eager to avoid highly trafficked gym environments. However, working out at home presents unique challenges—in particular, it can be difficult to self-motivate and stay interested.

It's hard to stay motivated during home workouts.

VZfit by VirZOOM changes that by combining the addictive fun of VR gameplay with an immersive, full-body workout experience. The result? People work out for longer, more days per week.

- Our patented VZfit technology answers an untapped market need,
- Our unique approach to gamifying fitness changes people's lives, and
- Our Facebook's Oculus Quest store arrival gives us a significant competitive advantage.

By thinking differently we cracked the code to VRfitness to become a market leader.


488%
Revenue Growth
244%
Gross Margin Growth
VIRZOOM REVENUE AND GROSS MARGIN
Revenue
Gross Margin
$150,000
$120,000
$90,000
$60,000
$30,000
$0
120%
100%
80%
60%
40%
20%
$24k
Q2 Seasonal Low
26%
Q4 Seasonal Peak
Hardware Sales Phaseout
Q2 Seasonal Low
Q4 Seasonal Peak
$124k
Q2 Seasonal Low
$141k
93%
Oculus Store Launch
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Revenue
Gross Margin


VZfit - Industry Leader
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INDUSTRY LEADER
VZFIT
Watch on YouTube


VIRZOOM
HOLODIA
FITNESS.REINVENTED.
iFIT
ZWIFT
FIGHT CAMP
PELOTON
ECHELON
TONAL
TECHNOGYM
MIRROR
NordicTrack
ENGAGEMENT
GAMIFICATION, COMMUNITY, IMMERSION

"Strapping a VR headset to my face and taking a seat on an exercise bike isn't my idea of fun, but fun was exactly what was served up when I tried out VirZOOM's platform. A cycling game was obvious, given the input mechanism, but a flying pegasus and a tank game were not. The games were both eye-openers in terms of exercise and VR, making it more than the sum of its parts."

- TechCrunch

"VirZoom is VR's first exercise bike... exercise bike, meet race cars, Pegasus, and

battle-tanks. Virtual reality and spinning come together ... I broke a sweat over half an hour pedaling a tank, a puppy race car, and flying my horse around the mountains. I liked the distractions and challenges of bike gaming, too."

- cnet

> *"Saying that I enjoy riding with VZFit is an understatement. I am getting close to 70. Diagnosed with type 2 diabetes, heart disease and all the other stuff thst comes with eating horribly and not taking care of yourself. Since starting with VZFit I have dropped 40 pounds and reversed my type 2 diabetes."*

- Gary Smith, customer since 1/6/19, 36,745 VZCals burned, 717 miles traveled inside VZfit.

PATENTED VR TECHNOLOGY


VZfit - Our Patent
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OUR PATENT
VZFIT
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"Most VR motion controllers are trying to translate real-life hand movements directly to in-game characters .... Even worse, without a large carpeted space free of sharp objects, it's not advisable to free roam with a VR headset on. The VirZoom manages to get us moving in VR in a way that feels more useful than bumbling around your living room."

- THE VERGE

WE FIXED VR'S BIGGEST PROBLEM


VZfit - Fixing Motion Sickness
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FIXING MOTION SICKNESS
VZFIT
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"[With VZfit] I ended up tracking down bandits for a solid 20 minutes longer than I intended to, which is, I suppose, exactly the point."

- GQ

> *"I think that VirZOOM is the best thing to happen to indoor bike training!"*

- Donna Christiansen, customer since 1/29/19, 76,868 VZCals burned, 1,552 miles traveled inside VZfit.

LIKE A ROCKET - VR IS TAKING OFF!

We will continuously expand our unique VRfitness apps offering to increase the

variety of activities available to users to improve both customer acquisition and retention.


WORLDWIDE VR HEADSET INSTALLED BASE
132M
WORLDWIDE VR INSTALLS 2025
98%
COMPOUND ANNUAL GROWTH RATE
150M
125M
100M
75M
50M
25M
0M
9M
20M
32M
59M
132M
2021
2022
2023
2024
2025
VR Headsets
SOURCES: IDC, STATISTA, AND OTHERS


VZfit - Market Evolution
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MARKET EVOLUTION
VZFIT
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> *"Not an hour goes by that I don't think about when I'm going to play this again. I may be addicted." - Philip Herlitz, customer since 6/6/19, 25,730 VZCals burned, 517 miles traveled inside VZfit.*

- Philip Herlitz, customer since 6/6/19, 25,730 VZCals burned, 517 miles traveled inside VZfit.

A NEW WAY TO THINK ABOUT FITNESS


VZfit - The Perfect Blend
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THE PERFECT BLEND
VZFIT
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"VZfit ...is like a next-gen, immersive version of Peloton."

Evening Standard.

> *"I've said it before and I'll say it again, the iPhone was invention of the 2000's and VirZOOM is the invention of the teens. I've been using my VirZoom for two years now and I absolutely love it!"*

- Simon Sobo, customer since 3/20/19, 98,452 VZCals burned, 1,940 miles traveled inside VZfit.

BACKED BY SCIENCE

VZFit harnesses the power of enjoyment-motivated exercise to keep users engaged, and it's backed by proven science.

Brunel University London

UNIVERSITY OF EXETER

A recent experiment using VirZOOM products conducted by Brunel University and the University of Exeter and published in the *British Journal of Health Psychology* reported that experiencing VR with music raised perceived enjoyment of exercise by 26.4%, compared with a control condition of no VR or music. And the VR combined with music raised enjoyment by 17.5% when compared to music on its own.

"Our findings show the abundant potential for the use of virtual reality combined with music to get people more physically active in their own homes. .. It was quite striking how the combination of virtual reality with music boosted exercise-related pleasure, compared with just music or control conditions." - Professor Costas Karageorghis, Brunel University

"The exerciser's mental bandwidth to process fatigue is reduced by the virtual world and soundscape provided by the immersive technology. Participants appeared to thoroughly enjoy the virtual reality exercise and enjoyment makes people more likely to stick to a routine." - Dr Jonathan Bird, University of Exeter.

"When exercising, people feel better when they lose themselves in music and computer-simulated environments" - **Brunell-Exeter Research Study - 2020**

> ***"Discovering VZfit means goodbye to my boring workout"***

- Noemi Lardizabal-Dado, customer since 5/23/20, 103,216 VZCals burned, 2,157 miles traveled inside VZfit.

OUR BUSINESS MODEL

We currently have a Direct-to-Consumer model :

Freemium (7 Day Free Trial)

- Includes all premium features
- Demo rides after the free period

Premium ($9.95 a month / 99.95 a year)

- Full access to VZfit & VZplay
- AI Trainer & Realtime Multiplayer
- Create & Share Rides
- Regular challenges to keep users motivated

We will continuously expand our unique VRfitness apps offering to increase the variety of activities available to users to improve both customer acquisition and retention.

LET'S GROW TOGETHER

With the funds we raise through this campaign, we will continue growing to become the global name in VRfitness. Which we, along with Facebook, are betting to be one of the greatest growth areas in the post-COVID New Normal.

"A lot of people have been using VR for fitness. It's probably the most fun way to get in some quick cardio." **- Oculus CEO Mark Zuckerberg, October 2020**

With this campaign, we are raising up to $4M to grow our market presence.


TODAY
"I never want to get off this bike."
TECH IT OUT!

INVEST AND JOIN THE FUTURE OF FITNESS